FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company

Dolly Varden Silver Corporation ("Dolly Varden" or the "Company")
Suite 3123 - 595 Burrard Street
PO Box 49139
Three Bentall Centre
Vancouver, BC V7X 1J1

2. Date of Material Change

June 9, 2025 and June 10, 2025.

3. News Release

News releases were disseminated in Canada on June 9, 2025 and June 10, 2025 through the services of Newsfile, and copies were subsequently filed under the Company's profile on SEDAR+.

4. Summary of Material Change

On June 9, 2025, Dolly Varden entered into an agreement with Research Capital Corporation, as the sole bookrunner and co-lead underwriter, and together with Raymond James Ltd. as co-lead underwriters, on behalf of a syndicate of underwriters, including Haywood Securities Inc. (collectively, the "Underwriters"), pursuant to which the Underwriters agreed to purchase, on a bought-deal basis, a combination of securities of the Company for aggregate gross proceeds to the Company of $25,005,000. On June 10, 2025, Dolly Varden further announced the Underwriters had fully exercised their option to increase the size of the Offerings (as defined below) by 15% such that the Offering is increased to gross aggregate proceeds to the Company of $28,755,500.

5.1 Full Description of Material Change

On June 9, 2025, Dolly Varden entered into an agreement with the Underwriters, pursuant to which the Underwriters agreed to purchase, on a bought-deal basis, a combination of securities of the Company ("Offered Securities"), for aggregate gross proceeds to the Company of $25,005,000 and that the Company had granted to the Underwriters an option (the "Underwriters' Option") to increase the size of the Offerings by up to an additional number of Offered Securities that in aggregate would be equal to 15% of the total number of Offered Securities to be issued under the Offerings, to cover over-allotments, exercisable at any time up to 2 business days prior to closing of the Offerings.

On June 10, 2025, Dolly Varden further announced that the Underwriters provided notice to the Company of exercise of the Underwriters' Option in full for additional gross proceeds to the Company of $3,750,500, resulting in aggregate gross proceeds of $28,755,500 to the Company, from the sale of Offered Securities, consisting of:

(a) 2,445,500 common shares of the Company ("Common Shares") at a price of $4.60 per Common Share for gross proceeds of $11,249,300, to be issued on a prospectus-exempt basis pursuant to the 'listed issuer financing exemption' (LIFE) under applicable Canadian securities laws (the "LIFE Offering");

(b) 1,128,000 Common Shares that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") that will be issued as part of a charity arrangement (each, a "Charity FT Share") at a price of $6.65 per Charity FT Share for gross proceeds of $7,501,200, to be issued under the LIFE Offering; and

(c) 1,740,000 Common Shares that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Tax Act (each, a "FT Share") at a price of $5.75 per FT Share for gross proceeds of $10,005,000, to be issued on a prospectus exempt basis ("Private Placement Offering", and together with the LIFE Offering, the "Offerings").

The net proceeds from the sale of Common Shares will be used for working capital and general corporate purposes. The gross proceeds from the sale of Charity FT Shares and FT Shares will be used for further exploration, mineral resource expansion and drilling in the combined Kitsault Valley project, located in northwestern British Columbia, Canada, as well as for working capital as permitted, as Canadian Exploration Expenses as defined in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Income Tax Act (Canada) and "flow through mining expenditures" as defined in subsection 127(9) of the Income Tax Act (Canada) that will qualify as "flow- through mining expenditures" and "BC flow-through mining expenditures" as defined in subsection 4.721(1) of the Income Tax Act (British Columbia), which will be renounced with an effective date no later than December 31, 2025 to the initial purchasers of Charity FT Shares and FT Shares.

The Offerings are expected to close on or about June 26, 2025, or such earlier or later date as may be agreed to by the Underwriters and the Company (the "Closing"). Closing is subject to the Company receiving all necessary regulatory approvals, including the approval of the TSX Venture Exchange and NYSE American (together, the "Exchanges") to list, on the date of Closing, the Common Shares, the Charity FT Shares and the FT Shares.

The LIFE Offering will be made in accordance with the 'listed issuer financing exemption' in Part 5A of National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), to purchasers in any province of Canada, except Québec. The Common Shares can also be offered in other jurisdictions where the LIFE Offering can lawfully be made, including the United States under applicable private placement exemptions. The Common Shares and Charity FT Shares issued and sold under the LIFE Offering will not be subject to a 'hold period' pursuant to applicable Canadian securities laws. There is an offering document related to the LIFE Offering that can be accessed under the Company's issuer profile at www.sedarplus.ca and on the Company's website at dollyvardensilver.com. Prospective investors should read this offering document before making an investment decision.

The FT Shares will be offered to accredited investors in each of the provinces of Canada pursuant to applicable prospectus exemptions in accordance with NI 45-106 and will have a statutory hold period of four months and one day from Closing.

In connection with the Offerings, the Underwriters will receive an aggregate cash fee equal to 5.0% of the gross proceeds of the Offerings.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7. Omitted Information

Not applicable.

8. Executive Officer

Shawn Khunkhun, CEO and Director
Telephone: 1-604-602-1440
info@dollyvardensilver.com

9. Date of Report

June 17, 2025.

Forward-Looking Statements

This material change report contains statements that constitute "forward-looking statements." Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. These forward‐looking statements or information relate to, among other things: receipt of all approvals related to the Offerings; the intended use of proceeds from the Offerings; and the expected Closing of the Offerings.

Forward-looking statements in this material change report include, among others, statements relating to expectations regarding the expected closing date of the Offerings, and other statements that are not historical facts. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; compliance with extensive government regulation; domestic and foreign laws and regulations could adversely affect the Company's business and results of operations; and the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company's securities, regardless of its operating performance.

The forward-looking information contained in this material change report represents the expectations of the Company as of the date of this material change report and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.